SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D
                                 (Amendment No.3)

                     Under the Securities Exchange Act of 1934


                             Cypress Bioscience, Inc.
                        ---------------------------------
                                 (Name of Issuer)


                      Common Stock, par value $.02 per share
                      --------------------------------------
                          (Title of Class of Securities)

                                   2 232674 101
                          ----------------------------
                                  (CUSIP Number)


                     Paramount Capital Asset Management, Inc.
                          c/o Lindsay A. Rosenwald, M.D.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4300
                                  with a copy to:

                                 Michael S. Weiss
                     Paramount Capital Asset Management, Inc.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4372
                               -------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                April 15, 1999
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       11,994,002 /1/
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         11,994,002 /1/
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,994,002 /1/

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------


--------------

     /1/ Includes 33,600 shares of Common Stock of the Issuer owned by Aries Domestic Fund II, L.P., a Delaware limited partnership. Paramount Capital Asset Management, Inc. serves as the general partner of the Aries Domestic Fund II, L.P. and has voting and dispositive power of such shares.

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      3,512,163
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        3,512,163
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,512,163
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Aries Master Fund
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      8,448,239
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        8,448,239
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,448,239
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      11,994,002 /2/
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        11,994,002 /2/
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,994,002 /2/
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

--------------------

     /2/ Includes 33,600 shares of Common Stock of the Issuer owned by Aries Domestic Fund II, L.P., a Delaware limited partnership. Dr. Rosenwald is the Chairman of Paramount Capital Asset Management, Inc., which serves as the general partner of the Aries Domestic Fund II, L.P. As such, Dr. Rosenwald may be deemed to have voting and dispositive power of such shares.

Item 1. Security and Issuer.
        -------------------

        (a)    Common Stock, $0.02 par value ("Shares")

               Cypress Bioscience, Inc. (the "Issuer")
               4350 Executive Drive, Suite 325
               San Diego, CA 92121
               (619) 452-2323

Item 2. Identity and Background.
        -----------------------

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, /3/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, /4/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund, /5/ a Cayman Islands exempted company.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

               Since the date of Amendment No. 2 to Schedule 13D ("Amendment No. 2") which was filed on March 9, 1999, Aries Domestic used its general funds to make certain open market acquisitions of the securities of the Issuer and the Aries Fund used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in

---------------------------

              /3/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

              /4/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

              /5/ Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

               Item 5. Aries Domestic Fund II, L.P., a Delaware limited partnership for which Paramount Capital serves as general partner also used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in Item 5. Further, on April 15, 1999, the Issuer caused 173,333 shares of Series A Preferred Stock held by Aries Domestic and 493,334 shares of Series A Preferred Stock held by the Aries Fund to be converted into shares of Common Stock. On the same date, Aries Domestic exercised warrants to purchase 37,500 shares of Common Stock at an exercise price equal to $1.00 per share and the Aries Fund exercised warrants to purchase 87,500 shares of Common Stock at an exercise price equal to $1.00 per share.

Item 4. Purpose of Transaction.
        -----------------------

               The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

               (a) As of June 15, 1999, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned 11,994,002 shares or 26.2% of the Issuer's securities and Aries Domes tic and the Aries Fund beneficially owned as follows:

                                                          Amount Owned
                                                          ------------
                      Aries Domestic                      3,512,163 Shares
                      Aries Fund                          8,448,239 Shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

               (c) The following purchases were made by Aries Domestic in the open market since the filing of Amendment No. 2:

     Date                   Amount      Price Per Share
     ----                   ------      ---------------

  03/10/1999                  6000          $3.250
  03/11/1999                 6,000          $3.360
  03/12/1999                 6,000          $3.500
  03/15/1999                 4,800          $3.580
  03/16/1999                 4,500          $3.990
  03/17/1999                 1,500          $5.060
  03/17/1999                15,000          $3.820
  03/17/1999                 9,000          $4.040
  03/18/1999                12,000          $3.820
  03/19/1999                13,500          $3.940
  03/22/1999                 3,000          $3.700
  03/23/1999                 3,000          $3.450
  03/23/1999                 3,000          $3.450
  03/24/1999                 3,000          $3.410
  03/24/1999                 6,000          $3.320
  03/25/1999                 3,000          $3.340
  03/25/1999                 6,000          $3.420
  03/26/1999                15,000          $3.680
  03/29/1999                 9,000          $3.870
  03/30/1999                12,000          $3.830

  03/31/1999                24,000          $3.780
  04/05/1999                 9,000          $3.610
  04/06/1999                 9,000          $3.500
  04/07/1999                 9,000          $3.470
  04/08/1999                 9,000          $3.550
  04/09/1999                15,000          $3.560
  04/12/1999                 6,000          $3.530
  04/13/1999                 9,000          $3.500
  04/14/1999                 6,000          $3.460
  04/15/1999                 6,000          $3.550
  04/16/1999                 4,500          $3.690
  04/16/1999                 9,000          $3.670
  04/19/1999                 4,500          $3.560
  04/20/1999                 7,000          $3.380
  04/21/1999                 4,500          $3.420
  04/22/1999                 1,500          $3.450
  04/22/1999                 3,600          $3.440
  04/23/1999                 6,000          $3.590
  04/23/1999                 1,500          $3.540
  04/26/1999                 3,000          $3.630
  04/27/1999                 3,000          $3.900
  04/27/1999                 1,500          $3.990
  04/28/1999                 3,000          $3.840
  04/28/1999                 7,500          $3.770
  04/29/1999                 1,500          $3.860
  04/30/1999                 3,000          $3.780
  04/30/1999                 3,000          $3.810
  04/30/1999                10,500          $3.840
  05/04/1999                 1,490          $3.810
  05/06/1999                 2,970          $3.920
  05/10/1999                 1,480          $4.000
  05/11/1999                 1,480          $3.870
  05/11/1999                 1,480          $4.000
  05/12/1999                 2,970          $3.830
  05/13/1999                 1,480          $3.840
  05/14/1999                14,850          $3.840
  05/17/1999                 1,480          $3.840
  05/18/1999                 2,970          $3.780
  05/18/1999                 1,480          $3.880
  05/19/1999                 2,700          $3.690
  05/20/1999                 1,485          $3.790
  05/21/1999                 7,420          $3.680
  05/24/1999                 2,970          $3.600
  05/24/1999                 2,970          $3.560
  05/25/1999                 1,480          $3.590
  05/25/1999                 2,970          $3.580
  05/26/1999                 2,970          $3.440
  05/26/1999                 4,450          $3.440
  05/27/1999                 2,970          $3.430
  05/27/1999                10,400          $3.510

  05/28/1999                 2,970          $3.590
  05/28/1999                 5,940          $3.540
  05/28/1999                 2,970          $3.590
  06/01/1999                 1,480          $3.430
  06/02/1999                 5,940          $3.200
  06/02/1999                 5,080          $3.160
  06/03/1999                 5,940          $3.380
  06/03/1999                 4,460          $3.346
  06/04/1999                 1,490          $3.406
  06/04/1999                 5,940          $3.430
  06/04/1999                 5,940          $3.480
  06/07/1999                 5,970          $3.422
  06/07/1999                 1,485          $3.435
  06/08/1999                 1,770          $3.375
  06/09/1999                 2,970          $3.500
  06/09/1999                 1,490          $3.469
  06/10/1999                 4,460          $3.367
  06/10/1999                 4,460          $3.393
  06/11/1999                 4,460          $3.426
  06/11/1999                 5,940          $3.456
  06/11/1999                 2,970          $3.438
  06/14/1999                 4,450          $3.310
  06/14/1999                 2,970          $3.377
  06/15/1999                 2,970          $3.188

  The following purchases were made by the Aries Fund in the open market since the filing of Amendment No. 2:

     Date                   Amount      Price Per Share
     ----                   ------      ---------------

  03/10/1999                 14000          $3.248
  03/11/1999                14,000          $3.359
  03/12/1999                14,000          $3.500
  03/15/1999                11,200          $3.583
  03/16/1999                10,500          $3.993
  03/17/1999                 3,500          $5.063
  03/17/1999                35,000          $3.815
  03/17/1999                21,000          $4.042
  03/18/1999                28,000          $3.823
  03/19/1999                31,500          $3.935
  03/22/1999                 7,000          $3.703
  03/23/1999                 7,000          $3.454
  03/23/1999                 7,000          $3.454
  03/24/1999                 7,000          $3.406
  03/24/1999                14,000          $3.317
  03/25/1999                 7,000          $3.344
  03/25/1999                14,000          $3.424
  03/26/1999                35,000          $3.678
  03/29/1999                21,000          $3.868
  03/30/1999                28,000          $3.828
  03/30/1999                56,000          $3.778
  04/05/1999                21,000          $3.613

  04/06/1999                21,000          $3.500
  04/07/1999                21,000          $3.473
  04/08/1999                21,000          $3.548
  04/09/1999                35,000          $3.559
  04/12/1999                14,000          $3.533
  04/13/1999                11,000          $3.503
  04/14/1999                14,000          $3.457
  04/15/1999                14,000          $3.547
  04/16/1999                10,500          $3.692
  04/16/1999                21,000          $3.667
  04/19/1999                10,500          $3.560
  04/20/1999                 7,000          $3.378
  04/21/1999                10,000          $3.424
  04/22/1999                 3,500          $3.447
  04/22/1999                 8,400          $3.438
  04/23/1999                14,000          $3.589
  04/23/1999                 3,500          $3.543
  04/26/1999                 7,000          $3.626
  04/27/1999                 7,000          $3.904
  04/27/1999                 3,500          $3.985
  04/28/1999                 7,000          $3.835
  04/28/1999                17,500          $3.770
  04/29/1999                 3,500          $3.856
  04/30/1999                 7,000          $3.781
  04/30/1999                 7,000          $3.813
  04/30/1999                24,500          $3.840
  05/04/1999                 3,500          $3.810
  05/06/1999                 7,000          $3.920
  05/07/1999                15,000          $3.975
  05/07/1999                20,000          $3.971
  05/10/1999                 3,500          $3.998
  05/11/1999                 3,500          $3.873
  05/11/1999                 3,500          $4.000
  05/12/1999                 7,000          $3.826
  05/13/1999                 3,500          $3.841
  05/14/1999                35,000          $3.835
  05/17/1999                 3,500          $3.844
  05/18/1999                 7,000          $3.779
  05/18/1999                 3,500          $3.875
  05/19/1999                 7,000          $3.693
  05/20/1999                 3,500          $3.791
  05/21/1999                17,500          $3.677
  05/24/1999                 7,000          $3.597
  05/24/1999                 7,000          $3.563
  05/25/1999                 3,500          $3.589
  05/25/1999                 7,000          $3.580
  05/26/1999                 7,000          $3.444
  05/26/1999                10,500          $3.440
  05/26/1999                 3,000          $3.440
  05/27/1999                 7,000          $3.426

  05/27/1999                24,500          $3.505
  05/28/1999                 7,000          $3.590
  05/28/1999                14,000          $3.535
  05/28/1999                 7,000          $3.590
  06/01/1999                 3,500          $3.430
  06/02/1999                14,000          $3.200
  06/02/1999                11,970          $3.160
  06/03/1999                14,000          $3.380
  06/03/1999                10,500          $3.346
  06/04/1999                 3,500          $3.406
  06/04/1999                14,000          $3.430
  06/04/1999                14,000          $3.480
  06/07/1999                 7,000          $3.422
  06/07/1999                 3,500          $3.435
  06/08/1999                 4,200          $3.375
  06/09/1999                 7,000          $3.500
  06/09/1999                 3,500          $3.469
  06/10/1999                10,500          $3.367
  06/10/1999                10,500          $3.393
  06/11/1999                10,500          $3.426
  06/11/1999                14,000          $3.456
  06/11/1999                 7,000          $3.438
  06/14/1999                10,500          $3.310
  06/14/1999                 7,000          $3.377
  06/15/1999                 7,000          $3.188


  The following purchases were made by the Aries Domestic Fund II, L.P. in the open market since the filing of Amendment No. 2:

     Date                   Amount      Price Per Share
     ----                   ------      ---------------

  05/03/1999                 31600           $3.94
  05/04/1999                    10           $3.81
  05/06/1999                    30           $3.92
  05/10/1999                    20           $4.00
  05/11/1999                    20           $3.87
  05/11/1999                    20           $4.00
  05/12/1999                    30           $3.83
  05/13/1999                    20           $3.84
  05/14/1999                   150           $3.84
  05/17/1999                    20           $3.84
  05/18/1999                    30           $3.78
  05/18/1999                    20           $3.88
  05/19/1999                   300           $3.69
  05/20/1999                    15           $3.79
  05/21/1999                    80           $3.68
  05/24/1999                    30           $3.60
  05/24/1999                    30           $3.56
  05/25/1999                    20           $3.59
  05/25/1999                    30           $3.58
  05/26/1999                    30           $3.44

  05/26/1999                    50           $3.44
  05/27/1999                    30           $3.43
  05/27/1999                   100           $3.51
  05/28/1999                    60           $3.59
  05/28/1999                    30           $3.54
  05/28/1999                    30           $3.59
  06/01/1999                    20          $3.430
  06/02/1999                    60          $3.200
  06/02/1999                    50          $3.160
  06/03/1999                    60          $3.380
  06/03/1999                    40          $3.346
  06/04/1999                    10          $3.406
  06/04/1999                    60          $3.430
  06/04/1999                    60          $3.480
  06/07/1999                    30          $3.422
  06/07/1999                    15          $3.435
  06/08/1999                    30          $3.375
  06/09/1999                    30          $3.500
  06/09/1999                    10          $3.469
  06/10/1999                    40          $3.367
  06/10/1999                    40          $3.393
  06/11/1999                    40          $3.426
  06/11/1999                    60          $3.456
  06/11/1999                    30          $3.438
  06/14/1999                    50          $3.310
  06/14/1999                    30          $3.377
  06/15/1999                    30          $3.188


  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issu er since the last filing.

  (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
        ------------------------------------------------------------------------

               Paramount Capital is the investment manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, under standing or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits:
        ---------------------------------

Exhibit A -    Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
               Aries  Domestic and Aries Fund to file this Statement on Schedule
               13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of  executive  officers  and  directors  of  Aries  Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  June 15, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 ARIES DOMESTIC FUND
                                 By  Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:  June 15, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 THE ARIES MASTER FUND
                                 By Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated:  June 15, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


Dated:  June 15, 1999
        New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



               The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC., INC.

Dated:  June 15, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald. M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                ARIES DOMESTIC FUND, L.P.
                                By Paramount Capital Asset Management, Inc.
                                General Partner

Dated:  June 15, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald   M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                THE ARIES MASTER FUND
                                By Paramount Capital Asset Management, Inc.
                                Investment Manager

Dated:  June 15, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

Dated:  June 15, 1999
        New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                   -------------------------------
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                              PRINCIPAL OCCUPATION
        NAME                                     OR EMPLOYMENT
        ----                                     -------------
Lindsay A. Rosenwald, M.D.            Chairman of the Board of Paramount Capital
                                      Asset Management,  Inc., Paramount Capital
                                      Investments,  LLC and  Paramount  Capital,
                                      Inc.

Mark C. Rogers, M.D.                  President  of  Paramount   Capital   Asset
                                      Management,    Inc.,   Paramount   Capital
                                      Investments,  LLC and  Paramount  Capital,
                                      Inc.

Peter Morgan Kash                     Director  of   Paramount   Capital   Asset
                                      Management,    Inc.,    Senior    Managing
                                      Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                      Director  of   Paramount   Capital   Asset
                                      Management, Inc., Professor, University of
                                      Southern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                  PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT
        ----                                          -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                      PRINCIPAL OCCUPATION
        NAME                                             OR EMPLOYMENT
        ----                                             -------------

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Management Limited                Administrator

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.